

Mail Stop 4631

October 27, 2009

via U.S. mail and facsimile

Bobby D. O'Brien, CFO
Valhi, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE:** **Valhi, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-48391**

Dear Mr. O'Brien:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income (Loss) From Operations Overview

1. To allow an investor to easily understand the impact of the primary items impacting earnings per share, please quantify each factor to the extent possible.

2. Regarding the current forecast for 2009, you note that you anticipate higher production costs. Similarly, we note that you expect NL to incur higher litigation expenses during fiscal year 2009. However, you do not explain why. To the extent that you have expectations for future operating results that materially differ from the historical results in future filings, please provide investors with an explanation as to why. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical accounting policies and estimates

Goodwill

3. We note that the goodwill assigned to your Chemicals reportable segment has been assigned to one reporting unit for purposes of tested for impairment. We further note that while you may offer one primary product, you do have a global presence for the sale of this one primary product in Germany, the U.S., Belgium, Canada and Norway. We further note your brief discussion of market share by geographic location within the Business section in addition to your noting sales volume declined in all markets due to poor overall economic conditions. Please provide us with your analysis of paragraph 30 of SFAS 142 for the identification of your reporting units for your Chemicals reportable segment. In this regard, please address each of the following:
   - Please provide us with a description as to how Kronos Worldwide is managed by the CODM. Please also provide us with an explanation of the reporting structure for Kronos Worldwide.
   - Please identify the segment manager(s), as defined by SFAS 131, of Kronos Worldwide. Please also tell us the types of information / reports that they review to manage Kronos Worldwide, including the level of financial information used.
   - If the segment managers review financial information at a geographic or other level below the consolidated level and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3.

- If you believe each of the components can be aggregated into one reporting unit, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the consolidated level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.

4. We note that you tested the Furniture Components reporting unit during the third and fourth quarters of fiscal year 2008. We further note your statement that this reporting unit was required to be tested at an interim date due to "the continued weakening of the economy." Based on this reason, it is unclear why all of your reporting units did not require interim testing, as it appears from your quarter financial information and your discussion in MD&A that all of your reporting units were negatively impacted by the continued weakening of the economy. Please confirm to us that your disclosures in future filings will provide investors with information that is specific to your businesses. For example, disclosure that states an interim testing was required because actual cash flows for the Furniture Components reporting unit in the first couple of months of the fourth quarter of fiscal year 2008 fell below estimated cash flows with an indication that future cash flows would also fall below estimated cash flows, if correct, provides investors with a better understanding as to why management was required to test goodwill for this reporting unit at an interim date.

5. We note that the each of the reportable segments with goodwill have recognized declining operating results and variable operating cash flows during fiscal year 2008 and the subsequent interim periods. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units in future filings:
   - The percentage by which fair value exceeds the carrying value as of the most recent step one test.
   - The amount of allocated goodwill.
   - A description of the methods and specific assumptions that drive the estimated fair value.
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions. An additional example would be to example when the valuation model assumes recovery from the downturn.
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

   If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings. Please also provide us with the estimated fair values, carrying values and goodwill for each of your reporting units for each testing date during fiscal years 2008 and 2009.

Segment Operating Results

Chemicals

6. We note your statement that TiO2 average selling prices is a key performance indicator. In future filings, please disclose the average selling prices for each period presented. To the extent that there is a material increase or decrease in this amount, please provide investors with an understanding of the factors contributing to the increase or decrease.

7. We note your discussion with the Business section regarding your market share in certain of the geographical locations in which you sell TiO^2. In future filings, please disclose your market share of TiO^2 in each of your major geographic locations for each period presented. To the extent that you have gained or lost market share during the periods presented, please provide investors with the factors that caused the gain or loss in market share.

Component Products

8. Please quantify the extent to which changes in sales volumes and pricing changes impacted the net sales. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

9. We note that your Components Products reportable segment operates in three primary markets – security products, furniture components and marine components. To the extent that there are factors specific to any of these components that are materially impacting net sales and other components of income from continuing operations, a discussion and analysis of those factors should be provided. For example, we note that the operating results and cash flows for marine components have deteriorated to the point that you recognized an impairment charge for all of this component's goodwill. As such, it would appear that there are factors specific to this component that is materially impacting Component Product's operating results that should be discussed and analyzed for investors.

Assumptions on defined benefit pension plans and OPEB plans

10. We note that you recognized a significantly lower defined benefit pension plan expense for fiscal year 2008 as compared to fiscal years 2006 and 2007. We note that

half of the explanation is the $6.9M correction recognized during fiscal year 2008. In future filings, please provide investors with an explanation for the remainder of the decline.

Assumptions on defined benefit pension plans and OPEB plans

11. We note that substantially all of the U.S. and Medite plan assets were invested in The Combined Master Retirement Trust (CMRT) during fiscal year 2008. We further note that 68% of the CMRT assets were invested in equity securities and limited partnerships with 29% invested in fixed income securities. Finally, we note your disclosure that the 20-year rate of return excluding the TIMET investment is 11%. Please tell us and disclose in future filings the 20-year rate of return for the CMRT assets including the TIMET investment. To the extent that this rate is lower than the expected long-term rate of return that you are using to estimate your periodic defined pension cost, please provide investors with a detailed explanation as to why you believe the assumption is reasonable.

Liquidity and Capital Resources

Outstanding Debt Obligations

12. We note that the Kronos European credit facility was not in compliance with its financial covenant as of March 31, 2009 and June 30, 2009, for which you obtained waivers from the lenders. We further note that CompX may not be able to meet the financial covenants associated with its credit facility as of September 30, 2009, for which you provided disclosures of two financial covenants including the requirement and the actual amounts as of June 30, 2009. In future filings, please disclose the financial covenants required to be met for each of your debt instruments to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Future Cash Requirements

13. We note your general disclosures regarding the avenues you may pursue to obtain additional liquidity to the extent that cash flows you receive from your subsidiaries is not sufficient to meet your liquidity requirements. In future filings, please provide investors with more specifics regarding the results of your comparison of your liquidity requirements versus your estimated cash flows. In this regard, we note that

Kronos generated negative operating cash flows for fiscal year 2008 and was also unable to meet its financial covenants in the first and second quarters of fiscal year 2009 for its European credit facility. Further, we note that Kronos has suspended payment of its regular quarterly dividend. Finally, we note your disclosure in the second quarter of fiscal year 2009 Form 10-Q regarding a potential issue with CompX International Inc.'s ability to pay a dividend to you in the third quarter without violating the covenants for the third quarter of fiscal year 2009. Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

14. In future filings, please disclose the amount of the cash dividends received from Kronos during fiscal year 2008. This disclosure will allow investors to understand the impact of Kronos suspending its cash dividend for fiscal year 2009 to your liquidity.

Note 2 – Business and geographic segments

15. We note your disclosure that you own 95% of the Chemicals reportable segment (i.e., Kronos Worldwide) and 87% of the Component Products reportable segment (i.e., CompX International Inc.). As you own 83% of NL Industries Inc. as of the end of fiscal year 2008, it does not appear as though these ownership percentages are accurate. In future filings, please revise your disclosure to state your ownership interest in these entities.

Note 11 – Employee benefit plans

16. We note that as of the end of fiscal year 2008, the benefit obligation for your foreign plans is $382.1 million of the total $469.9 million, or 81.3%. We further note your statement within MD&A regarding the selection of the discount rate, "[w]e use several different discount rate assumptions in determining our consolidated defined benefit pension plan obligations and expense because we maintain defined benefit pension plans in several different countries in North America and Europe and the interest rate environment differs from country to country." We further note that the estimated long term rate of return for your US plans is 10% versus 5.3-6.3% for your other foreign plans. Based on the guidance in paragraph 7 of SFAS 132R, please provide all of the disclosures required by paragraph 5 of SFAS 132R on a disaggregated basis between your U.S. plans and your foreign plans for your defined pension and OPEB plans. Otherwise, please tell us how you determined it is appropriate to combine certain of the disclosures required by paragraph 5 of SFAS 132R.

Note 12 – Income taxes

17. We note your disclosure regarding the Canadian tax authorities' proposed adjustments for the years 2002 – 2004 for the Chemicals reportable segment. In future filings, please disclose the amount of the adjustments the Canadian tax authorities are proposing along with the impact such adjustment would have to your consolidated financial statements. Otherwise, please disclose that the impact is immaterial.

Note 17 – Commitments and contingencies

Environmental matters and litigation

18. We note that you were unable to reasonably estimate your liability for 20 NL sites as of December 31, 2008, and 25 NL sites as of June 30, 2009. In future filings, please disclose the number of sites that you were able to reasonably estimate the probable loss and the number of sites that you were able to reasonably estimate the reasonably possible loss.

Exhibits 31.1 and 31.2

19. In future filings, please ensure the language included in your certifications required under Section 302 of the Sarbanes-Oxley Act conforms exactly to the language per Item 601(b)(31) of Regulation S-K. Specifically, please remove the references to Valhi, Inc. in paragraphs 3-5. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 32

Segment Operating Results – 2008 Compared to 2009, page 36

Chemicals, page 36

20. We note the factors you disclose that impacted your operating results. In future filings, please quantify the extent to which each factor materially impacted each line

item discussed within income from continuing operations. Refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Component Products, page 39

21. We note that you tested the assets allocated to your Marine Components reporting unit for impairment in accordance with SFAS 144. In future filings, please disclose the carrying value of the assets tested for impairment as of June 30, 2009, or a later testing date, if applicable. Please also more fully explain to investors the factors that could lead to material impairment charges. To the extent that undiscounted cash flows are not materially different from the carrying value, please disclose as such. Please note that disclosure of the carrying values the business units/asset groups that are generating negative cash flows and are at risk for impairment should be disclosed. Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief